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                         UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                      (Amendment No. ________)*


                    Chicago Rivet & Machine Co.
                          (Name of Issuer)

                   Common Stock - $2.00 Par Value
                   (Title of Class of Securities)

                              168088102
                            (CUSIP Number)

                      Clay Lifflander, President
                        MMI Investments, L.L.C.
               RR1 Box 167D, Wing Road, Millbrook, New York 12545 (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                             April 30, 1996
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              SCHEDULE 13D
CUSIP No.  16808812
- - ------------------------------------------------------------------------------

   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MMI Investments, L.L.C.
        I.R.S. Identification No. -- 22-3118262
- - ------------------------------------------------------------------------------

   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  [x]
                                                               (b)  [ ]
- - ------------------------------------------------------------------------------

   3    SEC USE ONLY

- - ------------------------------------------------------------------------------

   4    SOURCE OF FUNDS*
        WC,00 (See Item 3)

- - ------------------------------------------------------------------------------

   5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                  [ ]

- - ------------------------------------------------------------------------------

   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
- - ------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
      NUMBER                  37,150
       OF                   __________________________________________________
     SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED                  None
       BY                    _________________________________________________
      EACH
     REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON                  37,150
      WITH                   _________________________________________________

                      10     SHARED DISPOSITIVE POWER

                             None
- - ------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         37,150
- - ------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

- - ------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.34%
- - --------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

         OO (See Item 1)
- - ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.  16808812
- - --------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Millbrook Capital Management Inc.
           I.R.S. Identification No. -- 13-3540644
- - ------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                   (a)    [x]
                                                                   (b)    [ ]
- - ------------------------------------------------------------------------------

    3      SEC USE ONLY

- - ------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
           AF
- - ------------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

- - ------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
- - ------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
     NUMBER                  37,150
       OF                   __________________________________________________
     SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED                  None
       BY                    _________________________________________________
      EACH
     REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON                  37,150
      WITH                   _________________________________________________

                      10     SHARED DISPOSITIVE POWER

                             None
- - ------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         37,150
- - ------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

- - ------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.34%
- - --------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

          CO
- - ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
CUSIP No.  16808812
- - ------------------------------------------------------------------------------

    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Clay B. Lifflander
           Social Security No. -- ###-##-####
- - ------------------------------------------------------------------------------

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)   [x]
                                                                    (b)   [ ]
- - ------------------------------------------------------------------------------

    3      SEC USE ONLY

- - ------------------------------------------------------------------------------

    4      SOURCE OF FUNDS*
           AF

- - --------------------------------------------------------------------------

    5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

- - ------------------------------------------------------------------------------

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
- - ------------------------------------------------------------------------------

                       7     SOLE VOTING POWER
     NUMBER                  37,150
       OF                   __________________________________________________
     SHARES            8     SHARED VOTING POWER
     BENEFICIALLY
      OWNED                  None
       BY                    _________________________________________________
      EACH
     REPORTING         9     SOLE DISPOSITIVE POWER
     PERSON                  37,150
      WITH                   _________________________________________________

                      10     SHARED DISPOSITIVE POWER

                             None
- - ------------------------------------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         37,150
- - ------------------------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                         [ ]

- - ------------------------------------------------------------------------------

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.34%
- - --------------------------------------------------------------------------

   14    TYPE OF REPORTING PERSON*

          IN
- - ------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This statement relates to the Common Stock, $2.00 par value per share (the "Shares"), of Chicago Rivet & Machine Co., an Illinois corporation (the "Company"), the principal executive offices of which are located at 901 Frontenac Road, Naperville, Illinois 60540.

Item 2.  Identity and Background

         This statement is being filed by each of the following, who are collectively referred to herein as the "Reporting Persons":

         1. MMI Investments, L.L.C., a Delaware limited liability company ("MMI");

         2. Millbrook Capital Management Inc., a New York corporation ("Millbrook"); and

         3.       Clay B. Lifflander, a Director and President of
                  Millbrook.

         The principal business address for each of the Reporting Persons is RR1, Box 167D, Wing Road, Millbrook, New York 12545.

         MMI is a limited liability company organized under the Delaware Limited Liability Company Act. MMI is primarily engaged in the business of investing in securities.

         Millbrook's principal business is to manage investments in publicly traded securities as well as in private companies. Millbrook is the Manager of MMI, and as such, it has the sole power to vote and dispose of investment securities held by MMI. Millbrook's officers are Clay B. Lifflander, President; Jeffrey C. Gerstel,
Chief Financial officer; and David H. Bova, Vice President (Messrs. Lifflander, Gerstel and Bova are referred to collectively herein as the "Millbrook Principals"). The Millbrook Principals are the directors of Millbrook. Each of the Millbrook Principals and Millbrook are also members of MMI. John S. Dyson, the sole stockholder of Millbrook has executed an irrevocable proxy giving Mr. Lifflander the power to vote the shares of capital stock of Millbrook that he owns. The principal occupation of each of the Millbrook Principals is in his capacity with Millbrook listed above. The principal business address for each of the Millbrook Principals is RR1, Box 167D, Wing Road, Millbrook,
New York 12545, and each of them is a United States citizen.

         During the last five years, none of the Reporting Persons or Millbrook Principals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any).

         During the past five years, none of the Reporting Persons or Millbrook Principals has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or other Consideration.

         The aggregate cost of the 37,150 Shares beneficially owned by the Reporting Persons was approximately $1,249,337.00, including brokerage commissions. All of the Shares held by MMI were acquired using funds from MMI's working capital and general margin financing from a broker or brokers pursuant to standard margin agreements. The positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.  Purpose of Transaction

         MMI acquired Shares because MMI believes that trading prices of the Shares do not adequately reflect the potential value of the Company's underlying business and assets. MMI intends to review its investment in the Company on a continuing basis and, depending upon any discussions with management of the Company, the price and availability of the Shares, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to MMI, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its or its affiliates' investments in the Company through open market or privately negotiated transactions.

         Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to or would result in:

         a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         e. Any material change in the present capitalization or dividend policy of the issuer;

         f. Any other material change in the issuer's business or corporate structure;

         g. Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Act; or

         j.       Any action similar to any of those enumerated above.

The Reporting Persons reserve the right, either individually or together with each other or with one or more other stockholders of the Company, to determine in the future to take or cause to be taken one or more of the above-mentioned actions.

Item 5.  Interest in Securities of the Issuer

         (a) As of May 9, 1996, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended
(the "Act")) 37,150 Shares, or 6.34% of the 585,478 Shares outstanding as of December 31, 1995 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         As Manager of MMI, Millbrook has sole power to vote and dispose of investments held by MMI; therefore, it beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI. Mr. Lifflander, as President of Millbrook, a director of Millbrook, and as holder of a proxy giving him power to vote the capital stock of Millbrook has the power to direct Millbrook to vote or dispose of the Shares held by MMI; therefore, he beneficially owns (as defined by Rule 13d-3 of the Act) the Shares owned by MMI.

         (b) As sole owner of the Shares that it holds, MMI has sole voting and dispositive power over the 37,150 Shares that it owns directly.
As Manager of MMI, Millbrook has the sole power to direct the voting or disposition of the Shares held by MMI; thus, Millbrook has sole voting and dispositive power over such Shares. As President of Millbrook, a director of Millbrook, and as holder of a proxy giving him power to vote the capital stock of Millbrook Mr. Lifflander has the sole power to direct Millbrook on the voting or disposition of Shares held by MMI; thus, Mr. Lifflander also has sole voting and dispositive power over such Shares.

         (c) The Reporting Persons became beneficial owners for purposes of Rule 13d-3 of more than five percent of the Shares on April 30, 1996. See
Exhibit 1 for a list of purchase transactions with respect to Shares executed by MMI prior to or as of the date of this report. All such purchases were made on the open market through the facilities of the American Stock Exchange.

         (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by MMI.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of the Millbrook Principals, has any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7.             Material to Be Filed as Exhibits

Exhibit 1           Schedule of Transactions.

Exhibit 2           Joint Filing Agreement dated May 9, 1996.

                                                     SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             MMI INVESTMENTS, L.L.C.


                                             By:  /s/ Clay B. Lifflander
                                                ----------------------------
                                                  Clay B. Lifflander
                                                  as President of Millbrook
                                                  Capital Management Inc.,
                                                  Manager of MMI Investments,
                                                  L.L.C.


                                              MILLBROOK CAPITAL MANAGEMENT INC

                                              By:  /s/ Clay B. Lifflander
                                                 ----------------------------
                                                   Clay B. Lifflander
                                                   President

                                                   /s/ Clay B. Lifflander
                                                 ----------------------------
                                                    Clay B. Lifflander
                                                    Individually



Dated: May 9, 1996

                                 EXHIBIT 1



                                  Shares             Price
                  Date         Purchased         Per Share
                  ----         ---------         ---------

                   3/7           4,000             33.00

                   3/7           1,300             38.38

                  3/11             200             34.00

                  3/11             100             33.88

                  3/12             650             33.75

                  3/12             800             34.00

                  3/15             500             34.38

                  3/15           2,000             34.75

                  3/20           2,100             34.50

                  3/22             500             35.25

                   4/1             100             35.25

                   4/9           1,500             34.38

                  4/12             200             34.88

                  4/15             300             34.50

                  4/18             800             34.50

                  4/19             900             34.38

                  4/22             200             32.88

                  4/23           2,000             33.25

                  4/23           1,000             33.38

                  4/26             100             31.25

                  4/26             500             32.50

                  4/26             400             32.25

                  4/26           1,000             32.50

                  4/29           5,200             32.79

                  4/30           6,400             32.88

                   5/1             300             33.13

                   5/3             100             33.25

                   5/6             300             33.25

                   5/7             300             33.25

                   5/9           1,000             34.00

                   5/9             200             34.25

                  5/9              200             34.50

                  5/9              800             34.75

                  5/9              300             35.00

                  5/9              200             35.25

                  5/9              100             35.50

                  5/9              100             35.75

                  5/9              200             35.88

                  5/9              300             36.00

                                                                  Exhibit 2


                                 JOINT FILING AGREEMENT

                                                   In accordance with Rule
13d-l(f)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 9, 1996 (including amendments thereto) with respect to the Common Stock, $2.00 par value per share, of Chicago Rivet & Machine Co. This Joint Filing Agreement shall be filed as an
Exhibit to such Statement.

                                              MMI INVESTMENTS, L.L.C.


                                              By:  /s/ Clay B. Lifflander
                                                 ----------------------------
                                                   Clay B. Lifflander
                                                   as President of Millbrook
                                                   Capital Management Inc.,
                                                   Manager of MMI Investments,
                                                   L.L.C.

                                              MILLBROOK CAPITAL MANAGEMENT INC.

                                              By:  /s/ Clay B. Lifflander
                                                 -----------------------------
                                                   Clay B. Lifflander
                                                   President

                                                  /s/ Clay B. Lifflander
                                                 -----------------------------
                                                   Clay B. Lifflander
                                                   Individually
Dated:  May 9, 1996